PROSPECTUS Dated January 24, 2001 PROSPECTUS SUPPLEMENT Dated January 25, 2001	Pricing Supplement No. 13 to Registration Statement No. 333-47576 March 9, 2001 Rule 424(b)(3)

Morgan Stanley Dean Witter & Co.
GLOBAL MEDIUM-TERM NOTES, SERIES D
Euro Floating Rate Senior Bearer Notes Due 2011

      We may not redeem these Global Medium-Term Notes, Series D (Euro Floating Rate Senior Bearer Notes Due 2011) prior to the Maturity Date other than under the circumstances described under "Description of Notes—Tax Redemption" in the accompanying prospectus supplement.

      You may require us to repay your notes at your option on September 15, 2005 upon at least 15, but no more than 30, calendar days notice. See "Description of Notes—Redemption and Repurchase of Notes—Repayment at Option of Holder" in the accompanying prospectus supplement.

      We will issue the notes only in bearer form, which form is further described under "Description of Notes—Forms of Notes" in the accompanying prospectus supplement.  You may not exchange notes in bearer form at any time for notes in registered form.

      We have applied to the U.K. Listing Authority for the notes to be admitted on the Official List of the London Stock Exchange.

      We describe the basic features of this type of note in the section called "Description of Notes—Floating Rate Notes" in the accompanying prospectus supplement, subject to and as modified by the provisions described below.

Principal Amount:	€ 20,000,000	Annual Redemption Percentage Reduction:	N/A
Maturity Date:	June 15, 2011	Optional Repayment Date(s):	Puttable in whole or in part at the option of the holder upon at least 15, but no more than 30, calendar days notice prior to September 15, 2005.
Settlement Date (Original Issue Date):	March 23, 2001	Early Repayment Price:	100% of principal and any accrued but unpaid interest.
Interest Accrual Date: Issue Price: Specified Currency: Redemption Percentage at Maturity: Base Rate:	March 23, 2001 99.18% Euro 100% EURIBOR	Interest Payment Dates:	Each March 23, June 23, September 23 and December 23, commencing June 23, 2001; provided that if any such day is not a business day, that interest payment date will be the next succeeding day that is a business day, unless that succeeding business day would fall in the next calendar month, in which case such interest payment date will be the immediately preceding business day.
Spread (Plus or Minus):	From and including March 23, 2001 to but excluding September 15, 2005: plus 0.20% per annum. From and including September 15, 2005 to but excluding June 15, 2011: plus 0.40% per annum, subject to the exercise of the repayment option.	Interest Payment Period: Interest Reset Dates: Interest Reset Periods: Business Day:	Quarterly Each interest payment date Quarterly New York, London and TARGET
Spread Multiplier:	N/A	Calculation Agent:	The Chase Manhattan Bank
Index Currency: Index Maturity:	Euro 3 months	Agent:	Morgan Stanley & Co. International Limited
Maximum Interest Rate:	N/A	Denominations:	€ 100,000
Minimum Interest Rate:	N/A	Common Code:	012653310
Initial Interest Rate:	To be determined on the second TARGET Settlement Day prior to the original issue date	ISIN:	XS0126533107
Initial Redemption Date:	N/A	Other Provisions:	None
Initial Redemption Percentage:	N/A

Terms not defined above have the meanings given to those terms in the accompanying prospectus supplement.

MORGAN STANLEY DEAN WITTER